UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Rubicon Technologies, Inc.

(Name of Issuer)

Class A common stock, par value $0.0001 per share

(Title of Class of Securities)

G3661E106

(CUSIP Number)

December 3, 2024

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS Guardians of New Zealand Superannuation I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) 98-0576189
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION New Zealand
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.00%
12	TYPE OF REPORTING PERSON OO

Item 1	(a)	Name of Issuer:

Rubicon Technologies, Inc.

Item 1	(b)	Address of Issuer’s Principal Executive Offices:

335 Madison Avenue, 4th Floor

New York, NY 10017

Item 2	(a)	Name of Person Filing:

Guardians of New Zealand Superannuation (the “Reporting Person”).

Item 2	(b)	Address of Principal Business Office or, If None, Residence; Citizenship:

The registered address of the Reporting Person is:

PO BOX 106 607

Auckland 1143

New Zealand

Item 2	(c)	Citizenship:

New Zealand

Item 2	(d)	Title of Class of Securities:

Class A common stock, par value $0.0001 per share

Item 2	(e)	CUSIP Number:

G3661E106

Item 3.	Statement Filed Pursuant to Rule 13d-1(b) or 13d-2(b) or (c):

Not applicable.

Item 4.	Ownership

(a)	Amount Beneficially Owned by each Reporting Person: See Row 9 of cover page.

(b)	Percent of Class Beneficially Owned by each Reporting Person: See Row 11 of cover page.

(c)	Number of shares as to which each Reporting Person has:

i.	Sole power to vote or to direct the vote: See Row 5 of cover page.

ii.	Shared power to vote or to direct the vote: See Row 6 of cover page.

iii.	Sole power to dispose of or to direct the disposition of: See Row 7 of cover page.

iv.	Shared power to dispose or to direct the disposition of: See Row 8 of cover page.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☒.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certifications

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under Rule 14a–11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 11, 2024

Guardians of New Zealand Superannuation

By:	/s/ Sarah Gold
Sarah Gold
Authorized Signatory